Exhibit 12.1
Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the nine months ended September 30, 2008

Pretax earnings from continuing operations before adjustment for
minority interests or income loss from equity investees	$ 155,135,741

Add:
Interest on indebtedness (excluding capitalized interest)	160,639,331
Amortization of debt related expenses	3,935,452
Portion of rents representative of the
interest factor	5,772,057
325,482,581

Distributed income from equity investees	208,043,861

Pretax earnings from continuing operations, as adjusted	$ 533,526,442

Fixed charges -
Interest on indebtedness (including capitalized interest)	$ 182,918,966
Amortization of debt related expenses	1,762,344
Portion of rents representative of the
interest factor	5,772,057

Fixed charges	$ 190,453,367

Ratio of earnings to fixed charges	2.8